Exhibit 99.1

For immediate release
July 27, 2006                                                                                               (publié également en français)

Petro-Canada Outages Impacted Results;
Production Growth On Track For The Fourth Quarter

Highlights

•	Terra Nova mechanical failure impacted results and contributed to a lower annual production outlook.
•	Upstream projects remain on track to deliver production growth by year end and over the next three years.
•	Downstream ultra-low sulphur diesel projects and lubricant plant expansion completed.
•	Share buyback program renewed with 7.1 million shares repurchased in the quarter.

Calgary - Petro-Canada announced today second quarter operating earnings from continuing operations adjusted for unusual items of $474 million ($0.94/share), compared with $501 million ($0.96/share) in the second quarter of 2005. Second quarter 2006 cash flow from continuing operations was $754 million ($1.49/share), compared with $869 million ($1.67/share) in the same quarter of last year. Cash flow is before changes in non-cash working capital.

Net earnings were $472 million ($0.93/share) in the second quarter of 2006, compared with $345 million ($0.66/share) in the same period of 2005. Net earnings include unrealized gains or losses on derivative contracts, and gains or losses on foreign currency translation and disposal of assets. In the second quarter of 2006, net earnings included a $127 million future income tax recovery due to lower federal and provincial corporate income tax rates in Canada and a $70 million current income tax charge due to the Quebec government enacting retroactive tax legislation.

“Strong crude oil prices and refining margins contributed to a solid quarter financially,” said Ron Brenneman, president and chief executive officer. “Terra Nova's unexpected outage impacted quarterly results and our annual production forecast, but we expect strong upstream production growth by year end. This quarter we also completed our refinery and lubricants plant turnarounds so that our Downstream facilities are back to running at full capacity.”

Second Quarter Results

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share and share amounts) (1)	2006	2005	2006	2005
Consolidated Results
Operating earnings adjusted for unusual items (2)	$474	$524	$978	$992
Net earnings	472	345	678	463
Cash flow	$754	$934	$1,628	$1,788
Results from Continuing Operations (3)
Operating earnings from continuing operations adjusted for unusual
items (2)	$474	$501	$960	$961
- $/share	0.94	0.96	1.89	1.85
Net earnings from continuing operations	472	322	526	432
- $/share	0.93	0.62	1.03	0.83
Cash flow from continuing operations	754	869	1,611	1,670
- $/share	1.49	1.67	3.17	3.21
Dividends - $/share	0.10	0.07	0.20	0.15
Share buyback program	350	75	826	142
- millions of shares	7.1	2.0	15.9	3.9
Capital expenditures for continuing operations	$775	$1,093	$1,542	$1,972
Weighted-average common shares outstanding (millions of shares)	505.3	519.4	508.8	519.7

(1)	Per share amounts are quoted on a post-stock dividend basis.
(2)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets, the unrealized gains or losses associated with the Buzzard derivative contracts and, adjusted for unusual items), are used by the Company to evaluate operating performance.

(3)
On January 31, 2006, Petro-Canada closed the sale of its Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

PETRO-CANADA

Operating Highlights

Second quarter production from continuing operations averaged 326,000 barrels of oil equivalent/day (boe/d) in 2006, down from 349,000 boe/d in the same quarter of 2005. Slightly higher International production was more than offset by lower volumes in East Coast Oil, North American Natural Gas and Oil Sands. East Coast Oil production declined in the second quarter of 2006 due to Terra Nova shutting down earlier than expected and lower Hibernia production, partially offset by the addition of White Rose production.

The Company updates its annual capital and exploration expenditure and production outlook at mid-year. Full year upstream production from continuing operations is now expected to be in the 345,000 boe/d to 360,000 boe/d range in 2006, down from the 365,000 boe/d to 390,000 boe/d production outlook previously provided. The decrease relates primarily to a mechanical failure at Terra Nova and power supply problems and drilling delays in Libya.

“While the annual production outlook is lower than previously forecast, the impact of new growth projects will come on-stream in the fourth quarter, boosting year-end production,” said Mr. Brenneman.

The 2006 capital and exploration expenditure program from continuing operations is expected to be $3,525 million, up slightly from the prior guidance of $3,385 million. The increase reflects project cost increases and the purchase of land for the Fort Hills project.

In the Downstream, extensive turnaround work, primarily at the Edmonton refinery, impacted operating earnings in the second quarter of 2006. With the completion of the ultra-low sulphur diesel projects at the Edmonton and Montreal refineries the Downstream facilities were able to return to full capacity. At the same time, the 25% expansion of the lubricants plant began ramping up in June.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Upstream - Consolidated (1)
Production before royalties
Crude oil and natural gas liquids (NGL) production,
net (thousands of barrels/day, Mb/d)	205.0	284.3	225.2	284.0
Natural gas production, net, excluding
injectants (millions of cubic feet/day, MMcf/d)	726	815	757	849
Total production (thousands of barrels of oil equivalent/day, Mboe/d) (2)	326	420	351	426
Average realized prices
Crude oil and NGL ($/barrel, $/bbl)	73.18	59.97	68.67	56.31
Natural gas ($/thousand cubic feet, $/Mcf)	6.30	7.16	7.54	6.85
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production, net (Mb/d)	205.0	217.2	215.0	216.0
Natural gas production, net, excluding injectants (MMcf/d)	726	789	753	822
Total production (Mboe/d) (2)	326	349	340	353
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	73.18	59.95	68.52	56.02
Natural gas ($/Mcf)	6.30	7.16	7.54	6.89
Downstream
Petroleum product sales (thousands of cubic metres/day, m3/d)	51.5	51.6	50.7	52.4
Average refinery utilization (%) (3)	80	87	89	94
Downstream earnings from operations after-tax (cents/litre) (4)	2.9	1.7	2.3	2.0

(1)	Includes discontinued operations
(2)	Total production includes natural gas converted at six Mcf of natural gas for one bbl of oil.
(3)	Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(4)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

Outlook

Operational Updates

•	Expect Terra Nova to restart by the fourth quarter.
•	Syncrude Stage III expansion to restart in the third quarter.
•	Continue to ramp up White Rose production.

Strategic Milestones

•	Achieve first oil at new North Sea developments (De Ruyter, L5b-C and Buzzard) late in 2006.
•	Receive regulatory decision on Gros-Cacouna re-gasification project by year end.
•	Complete Fort Hills design basis memorandum by year end.
•	Make final investment decision on a new coker at the Montreal refinery in the first quarter of 2007.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:
INVESTOR AND ANALYST INQUIRIES                                         MEDIA AND GENERAL INQUIRIES

Gordon Ritchie                                                       Michelle Harries
Investor Relations                                                     Corporate Communications
(403) 296-7691                                                       (403) 296-3648

www.petro-canada.ca

PETRO-CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A), dated July 27, 2006, is set out in pages 4 to 26 and should be read in conjunction with: the unaudited Consolidated Financial Statements of the Company for the three months ended March 31, 2006 and the six months ended June 30, 2006; the MD&A for the year ended December 31, 2005; the audited Consolidated Financial Statements for the year ended December 31, 2005; and the Company’s 2005 Annual Information Form (AIF) dated March 14, 2006. Amounts are in Canadian dollars unless otherwise specified.

NON-GAAP MEASURES

Cash flow, which is expressed as cash flow from operating activities before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition. Operating earnings are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliations of the operating earnings and cash flow amounts to the associated GAAP measure, refer to the tables on pages 9 and 20, respectively, of this MD&A.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, outlook (including operational updates and strategic milestones), future capital, exploration and other expenditures, future resource purchases and sales, construction and repair activities, refinery turnarounds, anticipated refining margins, future oil and gas production levels and the sources of growth thereof, project development and expansion schedules and results, future regulatory approvals, future results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties and taxes payable, production life-of-field estimates, natural gas export capacity, future financing and capital activities (including purchases of Petro-Canada common shares under the Company’s normal course issuer bid program), contingent liabilities (including potential exposure to losses related to retail licensee agreements), and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes and royalty rates; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane (CBM) wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

PETRO-CANADA

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products shown in the table on page 24.

UPSTREAM

Crude Oil

Geopolitical instability, market speculation and continuing demand growth led to increased price volatility, with international oil prices exceeding, at times, the $70 US/bbl mark. The price of Dated Brent averaged $69.62 US/bbl in the second quarter of 2006, up 35% from $51.59 US/bbl in the second quarter of 2005. During the second quarter of 2006, the Canadian dollar averaged $0.89 US, up from $0.80 US in the second quarter of 2005.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL from continuing operations rose 22%, from $59.95/bbl in the second quarter of 2005 to $73.18/bbl in the second quarter of 2006.

In the second quarter of 2006, the spread between Dated Brent and Mexican Maya widened to $14.90 US/bbl, compared with $11.60 US/bbl in the second quarter of 2005. In Canada, the spread between Edmonton Light and Western Canada Select (WCS) narrowed considerably to $18.99/bbl in the second quarter of 2006, compared with $26.20/bbl in the second quarter of 2005.

Natural Gas

North American natural gas prices weakened considerably toward the end of the quarter, due to high levels of gas storage and lower demand as a result of unseasonable weather. In the second quarter of 2006, NYMEX Henry Hub natural gas prices averaged $6.82 US/million British thermal units (MMBtu), virtually unchanged from $6.80 US/MMBtu in the second quarter of 2005.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $6.17/Mcf in the second quarter of 2006, down 15% from $7.29/Mcf in the second quarter of 2005, reflecting market price trends.

PETRO-CANADA

DOWNSTREAM

Two major specification changes to refined products resulted in stronger refining margins in the second quarter of 2006. The phasing out of methyl tertiary butyl ether (MTBE) from gasoline in the U.S. and a heavy refinery turnaround season helped to maintain gasoline crack spreads at fairly robust levels. In addition, concern about potential bottlenecks along the distribution system due to the introduction of ultra-low sulphur diesel served to maintain heating crack spreads at strong levels. As a result, New York Harbour 3-2-1 refinery crack spreads averaged $14.67 US/bbl in the second quarter of 2006, up 74% from $8.42 US/bbl in the second quarter of 2005.

The average market prices for the periods stated were:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Dated Brent at Sullom Voe (US$/bbl)	69.62	51.59	65.69	49.55
West Texas Intermediate (WTI) at Cushing (US$/bbl)	70.70	53.17	67.09	51.51
Dated Brent-Maya FOB price differential (US$/bbl)	14.90	11.60	14.49	13.24
Edmonton Light (Cdn$/bbl)	78.70	66.42	74.10	64.14
Edmonton Light/Western Canada Select FOB price differential (Cdn$/bbl)	18.99	26.20	24.14	24.90
Natural gas at Henry Hub (US$/MMBtu)	6.82	6.80	7.95	6.56
Natural gas at AECO (Cdn$/Mcf)	6.54	7.69	8.10	7.33
New York Harbour 3-2-1 crack spread (US$/bbl)	14.67	8.42	10.87	7.21
Exchange rate (US cents/Cdn$)	89.1	80.4	87.8	80.9
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	73.18	59.95	68.52	56.02
Natural gas ($/Mcf)	6.30	7.16	7.54	6.89

PETRO-CANADA

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2005 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net	Annual net
Factor (1), (2)	Change (+/-)	earnings impact	earnings impact
		(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$43	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(36)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	11	0.02
Buzzard derivative contracts (unrealized) (6)	$1.00/bbl	(19)	(0.04)
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	6	0.01
Light/heavy crude price differential	$1.00 US/bbl	7	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar-denominated, long-term debt (7)	$0.01	$14	$0.03

(1) The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2) The impact of these factors is illustrative.
(3) Per share amounts are based on the number of shares outstanding as at December 31, 2005.
(4) This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5) A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6) This refers to gains or losses on the forward sales contracts for the future sale of 35.8 MMbbls of Brent crude oil that were entered into in connection with the Company's acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea.
(7) A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company’s U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

Upstream projects are expected to deliver average annual production growth from continuing operations of 8% to 11% in the period from 2005 through 2008. With the Downstream regulatory projects complete, Petro-Canada is shifting investment to growth projects. The Edmonton refinery is being converted to run oil sands feedstocks and an investment decision for a new coker at the Montreal refinery will be made in early 2007. Looking beyond 2008, the Company is starting to build the next phase of upstream projects for production growth.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS

•  temporarily brought on production from the Syncrude Stage III expansion in May (production is expected to restart in the third quarter);
•  White Rose production ramped up to 100,000 b/d (27,500 b/d net) and averaged 73,300 b/d (20,200 b/d net) in the quarter;
•       expanded the lubricants plant by 25%;
•  completed regulatory hearing on the Gros-Cacouna re-gasification project and expect regulatory decision in the fourth quarter;
•  continued to increase CBM well de-watering in the U.S. Rockies, averaging 111,000 b/d in water production in the second quarter;
•  completed major offshore lifts and installations at the Buzzard, De Ruyter and L5b-C platforms in June; and
•  purchased approximately 44,000 net acres of exploration leases primarily in the Uinta Basin in eastern Utah.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS	• commenced Terra Nova turnaround for regulatory compliance and to improve reliability.
MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY

•  ended the quarter with debt levels at 22.8% of total capital and a ratio of 0.7 times debt-to-cash flow;
•  slightly increased the capital expenditure outlook, while ensuring the program is funded from cash flow;
•  used the remaining Syrian asset sale proceeds to buy back shares; and
•  renewed the share buyback program and repurchased 7.1 million common shares at an average price of $49.32/share for a total cost of $350 million.

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY

•  completed ultra-low sulphur diesel refinery projects to produce cleaner-burning fuels;
•  entered a plea to the improper discharge of oil from Terra Nova in 2004 contributing $220,000 of the $290,000 fine to environmental work;
•  reduced total greenhouse gas emission levels in 2005 by 3% compared with 2004, primarily due to the closure of the Oakville refinery; and
•  published corporate responsibility priorities and progress in the 2005-2006 Report to the Community available on the Company’s website July 28, 2006.

PETRO-CANADA

STRATEGIC MILESTONES

Q3 2006	Q4 2006	Q1 2007
▼	▼	▼

▪ restart Syncrude Stage III expansion; and ▪ complete Terra Nova turnaround.

▪  start up North Sea developments (De Ruyter, L5b-C and Buzzard);

▪  receive regulatory decision on Gros-Cacouna re-gasification project;

▪  file Sturgeon Upgrader regulatory application; and

▪  complete Fort Hills design basis memorandum and preliminary cost estimate.

▪ ramp up Buzzard production; ▪ achieve plateau production at MacKay River; and ▪ make final investment decision on potential new coker at Montreal refinery.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended June 30,				Six months ended June 30,
(millions of Canadian dollars, except per share amounts) (1)	2006	($/share)	2005	($/share)	2006	($/share)	2005	($/share)
Net earnings	$472	$0.93	$345	$0.66	$678	$1.33	$463	$0.89
Net earnings from discontinued operations	-		23		152		31
Net earnings from continuing operations	$472	$0.93	$322	$0.62	$526	$1.03	$432	$0.83
Foreign currency translation gain (2)	61		8		60		4
Unrealized loss on Buzzard
derivative contracts (3)	(137)		(171)		(286)		(484)
Gain on asset sales	16		9		18		9
Operating earnings from continuing operations	532		476		734		903
Stock-based compensation	1		(10)		(41)		(22)
Insurance premium surcharges (4)	-		(15)		-		(35)
Income tax adjustments	57		-		(185)		-
Oakville closure costs	-		-		-		(1)
Operating earnings from continuing operations adjusted for unusual items	$474	$0.94	$501	$0.96	$960	$1.89	$961	$1.85
Operating earnings from discontinued operations adjusted for unusual items	-		23		18		31
Operating earnings adjusted for unusual items	$474	$0.94	$524	$1.01	$978	$1.92	$992	$1.91

(1) Per share amounts are quoted on a post-stock dividend basis.
(2) Foreign currency translation reflects gains or losses on U.S. dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.
(3) As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years.
(4) Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) and sEnergy Insurance Ltd. (sEnergy) policies. OIL is a mutual insurance company that insures against property damage losses in the energy sector. sEnergy was a mutual insurance company that provided business interruption and excess property insurance to the energy sector.

PETRO-CANADA

In the second quarter of 2006, operating earnings from continuing operations included a $57 million income tax recovery and a $1 million recovery related to the mark-to-market valuation of stock-based compensation. In the second quarter of 2005, operating earnings from continuing operations included two unusual items: a $15 million charge related to insurance premium surcharges and a $10 million charge related to the mark-to-market valuation of stock-based compensation.

Earnings Variances

Q2/06 VERSUS Q2/05 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items decreased to $474 million ($0.94/share) in the second quarter of 2006, compared with $501 million ($0.96/share) in the second quarter of 2005. This decrease reflected higher realized upstream commodity prices and refining margins more than offset by increased operating, exploration, depreciation, depletion and amortization expense and lower upstream volumes.

(1)	Upstream volumes include the portion of depreciation, depletion and amortization expense associated with changes in upstream production levels.
(2)	“Other” mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis decreased 5% to $474 million in the second quarter of 2006, compared with $501 million in the second quarter of 2005. The decrease in second quarter operating earnings from continuing operations, adjusted for unusual items, reflected higher Oil Sands, Downstream and East Coast Oil operating earnings more than offset by lower International and North American Natural Gas operating earnings and slightly higher Shared Services costs.

Net earnings in the second quarter of 2006 were $472 million ($0.93/share), compared with $345 million ($0.66/share) during the same period of 2005. Net earnings include net earnings from discontinued operations, gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts and gains or losses on asset sales. Net earnings in the second quarter of 2006 were higher than in the second quarter of 2005 due to a $127 million future income tax recovery for reduced federal and provincial corporate income tax rates, higher foreign currency translation gains and a lower unrealized loss on the Buzzard hedge. These factors were offset by a $70 million current income tax expense adjustment due to the Quebec government enacting retroactive tax legislation.

PETRO-CANADA

During the second quarter of 2006, cash flow from continuing operations was $754 million ($1.49/share), down from $869 million ($1.67/share) in the same quarter of 2005. The decrease in cash flow reflected lower operating earnings from continuing operations, adjusted for unusual items, and the full impact of the $70 million current tax adjustment due to the Quebec government retroactive tax legislation.

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

Second quarter production from continuing operations averaged 326,000 boe/d in 2006, down from 349,000 boe/d in the same quarter of 2005. Slightly higher International production was more than offset by lower volumes in East Coast Oil, North American Natural Gas and Oil Sands. East Coast Oil production declined in the second quarter of 2006 due to Terra Nova shutting down earlier than expected and lower Hibernia production, partially offset by the addition of White Rose production.

2006 Consolidated Production Outlook

Upstream production from continuing operations is expected to be in the 345,000 boe/d to 360,000 boe/d range in 2006, down from the 365,000 boe/d to 390,000 boe/d range provided in the production outlook on December 15, 2005 and January 26, 2006. The decrease relates primarily to a mechanical failure at Terra Nova and power supply problems and drilling delays in Libya. Other factors include operational issues at Syncrude, delay in the on-stream date for the third well pad at MacKay River, Hibernia drilling schedule impacts and delays in de-watering CBM wells in the U.S. Rockies.

The Company continues to expect average annual production growth from continuing operations of 8% to 11% in the period from 2005 through 2008. The ramp up of production from the Syncrude Stage III expansion, MacKay River and White Rose, as well as new volumes from North Sea projects (De Ruyter, L5b-C and Buzzard), are forecast to increase production starting in the fourth quarter of 2006. Factors that may impact production during the remainder of 2006 include drilling results, reliability of facilities, startup of North Sea projects, the ramp up of production at existing projects, and the successful execution of the turnaround at Terra Nova.

	2006 Outlook (+/-)	2006 Outlook (+/-)
(thousands of boe/d)	As at July 27, 2006	As at December 15, 2005(2)
North American Natural Gas
- Natural gas	104	106
- Liquids	14	14
East Coast Oil	77	94
Oil Sands
- Syncrude	31	34
- MacKay River	22	25
International
- North Africa/Near East (1)	50	55
- Northwest Europe	42	43
- Northern Latin America	10	12
Total continuing operations	345 - 360	365 - 390

(1) North Africa/Near East excludes production related to the mature Syrian assets sold on January 31, 2006.
(2) The 2006 outlook was amended in the January 26, 2006 fourth quarter report to separate discontinued operations.

PETRO-CANADA

North American Natural Gas

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings and operating earnings	$97	$117	$236	$220
Insurance premium surcharges	-	-	-	(1)
Income tax adjustments	6	-	6	-
Operating earnings adjusted for unusual items	$91	$117	$230	$221
Cash flow from operating activities before changes in non-cash working capital	$174	$239	$438	$467

While lower natural gas prices and volumes impacted quarterly earnings, the business continued its strategic shift to unconventional production by acquiring acreage in the U.S. Rockies and drilling tight gas wells in Western Canada.

In the second quarter of 2006, North American Natural Gas contributed $91 million of operating earnings adjusted for unusual items, compared with $117 million in the second quarter of 2005. A decline in realized prices and volumes combined with higher operating costs and increased depreciation, depletion and amortization expense contributed to lower operating earnings. Increased operating costs reflected industry-wide cost pressures.

Net earnings for North American Natural Gas were $97 million, down 17% from $117 million in the second quarter of 2005. The second quarter 2006 net earnings included a $6 million future income tax recovery.

North American Natural Gas Production and Pricing

In the second quarter of 2006, North American Natural Gas production declined by 7% compared with the same period in 2005. Lower production reflected anticipated declines, unplanned maintenance at partner-operated processing facilities in Western Canada and delayed production in the U.S. Rockies.

Western Canada and U.S. Rockies realized natural gas prices in the second quarter of 2006 decreased 16% and 8%, respectively, compared with the same quarter of 2005 due to market price trends.

	Second Quarter 2006	Second Quarter 2005
Production (MMcfe/d)
Western Canada	638	691
U.S. Rockies	52	50
Total North American Natural Gas production	690	741
Western Canada realized natural gas price (Cdn$/Mcf)	$6.17	$7.33
U.S. Rockies realized natural gas price (Cdn$/Mcf)	$6.15	$6.66

With water treatment permits in place, the U.S. Rockies continued to ramp up coal de-watering averaging 111,000 b/d in water production in the second quarter of 2006, compared with 82,000 b/d in water production in the first quarter of 2006. Natural gas breakthrough by the fourth quarter of 2006 would enable the Company to double U.S. Rockies production by the end of 2007.

In Western Canada, the Company commenced its planned shallow tight gas drilling program in the Medicine Hat area, and expects to drill over 400 wells in 2006 and about 500 wells in 2007. In the southern Alberta Foothills, Petro-Canada successfully fulfilled the conditions required to earn a 60% working interest in the Sullivan natural gas field. The Company plans to seek regulatory approval in the fourth quarter of 2006 to proceed with a multi-well development program in that field.

PETRO-CANADA

Other Developments

Furthering the strategic shift to increased unconventional production in the first half of 2006, the Company acquired approximately 44,000 net exploration acres of tight gas prone land for future development primarily in the Uinta Basin in eastern Utah. Drilling on the acreage is expected to commence in the third quarter of 2006.

In the second quarter, Petro-Canada commenced a process to sell its 31% working interest in the Brazeau plant, 10% working interest in the West Pembina plant and approximately 11 billion cubic feet of natural gas equivalent (Bcfe) of proved reserves by the end of 2006. The sale of these mature assets aligns with Petro-Canada’s strategy to increase the proportion of long-life assets within the portfolio.

A public hearing on the proposed Gros-Cacouna liquefied natural gas (LNG) re-gasification terminal in Quebec was held during the second quarter. The Company expects to receive a regulatory decision in the fourth quarter of 2006.

East Coast Oil

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings and operating earnings (1)	$254	$208	$483	$377
Insurance premium surcharges	-	(5)	-	(14)
Income tax adjustments	37	-	37	-
Operating earnings adjusted for unusual items	$217	$213	$446	$391
Cash flow from operating activities before changes in non-cash working capital	$266	$293	$558	$520

(1) East Coast Oil crude oil inventory movements increased net earnings by $13 million before-tax ($9 million after-tax) and $25 million before-tax ($16 million after-tax) for the three and six months ended June 30, 2006, respectively.  (The same factor decreased net earnings by $4 million before-tax ($3 million after-tax) and $21 million before-tax ($14 million after-tax) for the three and six months ended June 30, 2005, respectively).

The earnings effects of strong realized prices and the addition of White Rose volumes were offset by the impact of the early shutdown at Terra Nova. The Terra Nova planned turnaround was advanced as a result of a mechanical failure.

In the second quarter of 2006, East Coast Oil contributed $217 million of operating earnings adjusted for unusual items, up 2% from $213 million in the second quarter of 2005. Stronger realized prices were offset by lower volumes and higher operating costs. Increased operating costs were primarily due to incremental costs relating to the White Rose startup and preliminary spending on the Terra Nova turnaround.

Net earnings for East Coast Oil were $254 million in the second quarter of 2006, up from $208 million in the second quarter of 2005. Net earnings in the second quarter of 2006 included a $37 million future income tax recovery. In the second quarter of 2005, net earnings included a $5 million charge related to an insurance premium surcharge.

East Coast Oil Production and Pricing

In the second quarter of 2006, East Coast Oil production decreased 18% compared with the same period of 2005. Lower production reflected the early shutdown of Terra Nova and reduced Hibernia production due to lower than expected performance from recently drilled development wells. This was offset by the addition of production from White Rose. In early May, the Terra Nova field was shut down due to the mechanical failure of the gear box attached to the second of two main power generators.

During the second quarter of 2006, East Coast Oil realized crude prices increased 24% compared with the second quarter of 2005.

PETRO-CANADA

	Second Quarter 2006	Second Quarter 2005
Production (b/d)
Terra Nova	7,000	38,100
Hibernia	36,900	39,700
White Rose	20,200	-
Total East Coast Oil production	64,100	77,800
Average realized crude price ($/bbl)	$75.85	$61.41

Scheduled Turnarounds

The Terra Nova floating, production, storage and offloading (FPSO) vessel is currently in dry dock in the Netherlands for regulatory inspections and reliability improvements. The reliability work includes a 50% increase in onboard living quarters to support increased routine maintenance, repairs to gearboxes attached to two power generators and improvements to the gas compression system. The FPSO is expected to resume production by the fourth quarter of 2006 and Petro-Canada’s share of the cost of the turnaround is approximately $65 million.

The White Rose field FPSO, the Sea Rose, continues to successfully ramp up to full production. In the third quarter of 2006, the Sea Rose is scheduled to undergo a planned 7- to 10-day maintenance turnaround.

East Coast Royalties

In the second quarter of 2006, East Coast Oil royalties averaged 7%, up from 5% in the second quarter of 2005. The Terra Nova project reached tier one payout in the fourth quarter of 2005. As a result, effective royalty rates at Terra Nova increased from 5% to 32% of gross revenues in the second quarter of 2006. In the second quarter of 2006, production from White Rose and Hibernia continued to be subject to basic royalties of 1% and 5% of gross field revenue, respectively.

Other Developments

In the second quarter of 2006, the White Rose 0-28 delineation well was drilled in the western section of the field. The well revealed a 280-metre oil column in a multi-layered reservoir in the Ben Nevis Avalon formation. Additional information is being gathered and evaluated to determine the size of any additional reserves this formation may hold.

Oil Sands

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings and operating earnings	$101	$34	$82	$15
Insurance premium surcharges	-	(1)	-	(3)
Income tax adjustments	44	-	44	-
Operating earnings adjusted for unusual items	$57	$35	$38	$18
Cash flow from operating activities before changes in non-cash working capital	$108	$79	$137	$124

During the second quarter, Oil Sands operating earnings were positively impacted by higher light crude oil prices and narrower light/heavy crude differentials. The Syncrude Stage III expansion received its first bitumen feed in the quarter, but was temporarily shutdown due to odorous emissions.

Oil Sands recorded operating earnings adjusted for unusual items of $57 million in the second quarter of 2006, up from $35 million in the second quarter of 2005. Higher realized prices for Syncrude production and MacKay River bitumen were partially offset by higher operating costs and lower volumes. Higher operating costs at Syncrude reflected Stage III expansion commissioning costs, and higher incentive compensation. Operating costs at MacKay River were slightly higher due to maintenance costs, partially offset by lower natural gas costs.

In the second quarter of 2006, Oil Sands net earnings were $101 million, up from net earnings of $34 million in the second quarter of 2005. Net earnings in the second quarter of 2006 included a $44 million future income tax recovery. In the second quarter of 2005, net earnings included a $1 million charge for an insurance premium surcharge.

PETRO-CANADA

Oil Sands Production and Pricing

Syncrude production was up 3% in the second quarter of 2006 compared with the second quarter of 2005. Syncrude realized prices were 17% higher in the second quarter of 2006 compared with the second quarter of 2005.

MacKay River production was down 20% in the second quarter of 2006 compared with the same period of 2005. This was mainly due to lower plant reliability and extended maintenance of the co-generation unit in May. Steam-assisted gravity drainage (SAGD) production from a new well pad commenced in the quarter and the property achieved a new daily record production level of 25,800 b/d in late June. MacKay River realized bitumen prices increased 183% in the second quarter of 2006 compared with the second quarter of 2005.

	Second Quarter 2006	Second Quarter 2005
Production (b/d)
Syncrude	28,900	28,000
MacKay River	16,700	20,900
Total Oil Sands production	45,600	48,900
Syncrude realized crude price ($/bbl)	$78.38	$67.08
MacKay River realized bitumen price ($/bbl)	$39.37	$13.92

Syncrude initiated bitumen feed into its new Coker 8-3 on May 6, 2006, enabling all Stage III expansion units to come online and begin production. Twelve days later, as Stage III expansion volumes were approaching design capacity, odorous emissions forced the shut down of the Stage III coker. Alberta Environment approved a restart plan for the flue gas desulphurizer on July 5, 2006. Modifications to the unit are expected to be completed by the end of July. At full capacity, the Stage III expansion is expected to add approximately 12,000 b/d net to Petro-Canada.

Fort Hills Project

In the second quarter, several Sturgeon Upgrader open houses were held with stakeholders to answer questions about the project. The initial phase of mine production and upgrader feed is expected to be in the range of 100,000 b/d to 170,000 b/d of bitumen. As planned, the Company expects to complete the design basis memorandum and preliminary cost estimates by year-end 2006.

International

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net loss from continuing operations (1)	$(63)	$(78)	$(344)	$(286)
Unrealized loss on Buzzard derivative contracts	(137)	(171)	(286)	(484)
Gain on sale of assets	13	-	13	-
Operating earnings (loss) from continuing operations	$61	$93	$(71)	$198
Insurance premium surcharges	-	(5)	-	(6)
Income tax adjustments	-	-	(242)	-
Operating earnings from continuing operations adjusted for unusual items	$61	$98	$171	$204
Cash flow from continuing operating activities before changes in non-cash working capital	$179	$216	$390	$422

(1)   International crude oil inventory movements decreased the net loss from continuing operations by $1 million before-tax ($1 million after-tax) and $37 million before-tax (nil million after-tax) for the three and six months ended  June 30, 2006, respectively. (The same factor decreased the net loss from continuing operations by $55 million before-tax ($12 million after-tax) and $32 million before-tax ($14 million after-tax) for the three and six months ended  June 30, 2005, respectively).

Northwest Europe growth projects, notably Buzzard, De Ruyter and L5b-C, remain on track to more than double North Sea production by 2008.

PETRO-CANADA

International contributed $61 million of operating earnings from continuing operations adjusted for unusual items in the second quarter of 2006, compared with $98 million in the second quarter of 2005. The positive impact of strong realized commodity prices and higher production was more than offset by increased exploration expenses, the increase in the U.K. tax rate and the strengthening of the Canadian dollar. Higher exploration expenses in the second quarter of 2006 reflected the completion of seismic work in Trinidad and Tobago and in the U.K. sector of the North Sea. In the second quarter of 2006, operating expenses were lower compared with the same quarter last year due to inventory adjustments.

In the second quarter of 2006, International had a net loss from continuing operations of $63 million, compared with a net loss of $78 million in the second quarter of 2005. The net loss from continuing operations in the second quarter of 2006 included a $137 million unrealized loss on the Buzzard derivative contracts and a $13 million gain on asset disposal. Net loss from continuing operations in the second quarter of 2005 included a $171 million unrealized loss on the Buzzard derivative contracts and a $5 million charge related to insurance premium surcharges.

International Production and Pricing

International production from continuing operations increased by 3% compared with the second quarter of 2005. Increased production from Northwest Europe was partially offset by slightly lower production in Trinidad and Tobago.

Production from the U.K. sector of the North Sea increased due to the Pict development coming on-stream in mid-2005. This was partially offset by lower production in the Netherlands sector of the North Sea due to natural declines.

Libyan quarterly production remained flat compared with the second quarter of 2005.

	Second Quarter 2006	Second Quarter 2005
Production from continuing operations (boe/d)
U.K. sector of the North Sea	29,400	22,000
The Netherlands sector of the North Sea	12,700	14,400
Northwest Europe	42,100	36,400
North Africa/Near East	49,800	49,700
Northern Latin America	9,400	12,400
Total International production	101,300	98,500
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$76.88	$69.37
Average realized natural gas price from continuing operations ($/Mcf)	$7.12	$6.20

Lower production in Trinidad and Tobago was due to a maintenance outage of the second Atlantic LNG train in May. Production resumed in the 11,000 boe/d range in June, following completion of the maintenance. Train 4 of the Atlantic LNG is expected to reach full capacity in the third quarter and further maintenance on Trains 2 and 3 is planned for September, leaving third quarter production rates in the range of 10,500 boe/d.

International realized commodity prices from continuing operations remained strong as crude oil and NGL realized prices rose 11% in the second quarter of 2006 compared with the same period in 2005. International realized prices from continuing operations for natural gas were also up 15% in the second quarter of 2006 compared with the same period in the prior year.

Northwest Europe

Progress on the Buzzard field development continues on schedule and on budget, with approximately 95% of the construction complete. In June, the production deck, living quarters/utilities deck, two connecting bridges and flare boom were successfully installed onto the offshore structural legs. The offshore hookup and commissioning has commenced and first oil is expected around the end of 2006, with an estimated peak production of 60,000 boe/d net to Petro-Canada as the field ramps up in 2007.

PETRO-CANADA

In the Netherlands sector of the North Sea, development of De Ruyter and L5b-C are on schedule and on budget. In June, the Company successfully installed the integrated production deck onto the gravity-based structure at De Ruyter. The two projects are expected to be on-stream in late 2006, with expected peak production of 13,000 boe/d net to Petro-Canada in 2007.

North Africa/Near East

In Libya, ongoing power supply problems and drilling delays have constrained production rates in the first half of 2006, impacting full year production guidance for this region by approximately 10%.

Northern Latin America

The seismic program on Blocks 1a and 1b offshore Trinidad and Tobago was completed in the second quarter. Drilling plans are advancing for Blocks 1a, 1b and 22 with the purchase of long lead materials, evaluation of seismic data and work to obtain environmental approvals.

The La Ceiba field development plan is awaiting approval by the Venezuelan authorities who have requested additional time to make their decision.

Exploration Update

Petro-Canada’s 11-well exploration drilling program planned for 2006 is expected to decrease by two wells. The two offshore exploration wells planned in the Netherlands sector of the North Sea have been deferred until 2007 due to the late arrival of the contracted drilling rig.

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligns with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within its asset portfolio. Petro-Canada’s activities in Syria remain an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

Discontinued Operations	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, unless otherwise noted)	2006	2005	2006	2005
Net earnings from discontinued operations	$-	$23	$152	$31
Gain on sale of assets	-	-	134	-
Operating earnings from discontinued operations	$-	$23	$18	$31
Insurance premium surcharges	-	-	-	-
Operating earnings from discontinued operations adjusted for unusual items	$-	$23	$18	$31
Cash flow from operating activities before changes in non-cash working capital	$-	$65	$17	$118
Production (boe/d)	-	71,400	11,000	72,500
Average realized crude oil and NGL price ($/bbl)	$-	$60.05	$71.84	$57.23
Average realized natural gas price ($/Mcf)	$-	$7.01	$7.94	$5.87

PETRO-CANADA

DOWNSTREAM

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings	$139	$89	$214	$202
Gain on sale of assets	3	9	5	9
Operating earnings	$136	$80	$209	$193
Insurance premium surcharges	-	(4)	-	(11)
Oakville closure costs	-	-	-	(1)
Income tax adjustments	41	-	41	-
Operating earnings adjusted for unusual items	$95	$84	$168	$205
Cash flow from operating activities before changes in non-cash working capital	$149	$95	$284	$232

The Downstream completed the ultra-low sulphur diesel refinery projects and the expansion of the lubricants plant, positioning the Company to benefit from the strong business environment going forward.

In the second quarter of 2006, the Downstream business contributed $95 million of operating earnings adjusted for unusual items, up from $84 million in the same quarter of 2005. The increase in operating earnings reflected stronger realized refining and marketing margins, partially offset by higher operating costs associated with the extensive refinery turnarounds in the second quarter.

The Downstream business recorded net earnings of $139 million, compared with $89 million in the same quarter of 2005. Net earnings in the second quarter of 2006 included a $3 million gain on the sale of assets and a $41 million future income tax recovery. Net earnings in the second quarter of 2005 included a $9 million gain on the sale of assets and a $4 million charge related to insurance premium surcharges.

Downstream Operating Earnings Adjusted For Unusual Items

	Second Quarter 2006	Second Quarter 2005
Refining and Supply operating earnings adjusted for unusual items (millions of Canadian dollars)	$78	$76
New York Harbour 3-2-1 crack spread (US$/bbl)	$14.67	$8.42
Marketing operating earnings adjusted for unusual items (millions of Canadian dollars)	$17	$8

The average New York Harbour 3-2-1 refinery crack spread was $14.67 US/bbl in the second quarter of 2006, up from $8.42 US/bbl in the second quarter of 2005. The average international light/heavy crude price differential was $14.90 US/bbl in the second quarter of 2006, compared with $11.60 US/bbl in 2005.

In the second quarter of 2006, total sales of refined petroleum products remained flat compared with the same period last year, despite weaker industry demand and increased competitive pressure.

Refining and Supply contributed second quarter 2006 operating earnings adjusted for unusual items of $78 million, compared with $76 million in the same quarter of 2005. Results reflected higher refinery margins, partially offset by the planned turnarounds at the Edmonton and Montreal refineries. Planned turnaround expenses lowered after-tax operating earnings by approximately $27 million in the quarter.

PETRO-CANADA

Marketing contributed second quarter 2006 operating earnings adjusted for unusual items of $17 million, up from $8 million in the same quarter of 2005. Marketing operating earnings improved due to increased margins and lower operating costs.

Downstream Turnaround Activity

The ultra-low sulphur diesel projects and associated turnarounds were completed in the quarter ahead of the June 1, 2006 federal deadline. The 25% expansion of the lubricants plant in Mississauga came on-stream in June. No significant Downstream turnaround activity is planned for the third quarter of 2006.

CORPORATE

Shared Services	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net loss	$(56)	$(48)	$(145)	$(96)
Foreign currency translation gain	61	8	60	4
Operating loss	$(117)	$(56)	$(205)	$(100)
Stock-based compensation	1	(10)	(41)	(22)
Income tax adjustments	(71)	-	(71)	-
Operating loss adjusted for unusual items	$(47)	$(46)	$(93)	$(78)
Cash flow from operating activities before changes in non-cash working capital	$(122)	$(53)	$(196)	$(95)

Shared Services recorded an operating loss adjusted for unusual items of $47 million in the second quarter of 2006, compared with a loss of $46 million for the same period in 2005. The second quarter 2006 operating loss included a $71 million charge for income tax adjustments, $70 million due to a retroactive legislation change in the Province of Quebec, and a $1 million recovery related to the mark-to-market valuation of stock-based compensation, compared with a $10 million charge in the second quarter of 2005.

Interest expense was $42 million before-tax during the second quarter of 2006, up from $39 million in the second quarter of the prior year, mainly as a result of higher average levels of debt.

In the second quarter of 2006, Shared Services recorded a net loss of $56 million, compared with a net loss of $48 million in the second quarter of 2005. The net loss from Shared Services included gains on foreign currency translation related to long-term debt.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company's upstream partnership decreased cash flow by about $30 million in the quarter, compared with an increase of $45 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business decreased second quarter cash flow by approximately $48 million, compared with a decrease of $27 million in the second quarter of 2005.

PETRO-CANADA

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flow from continuing operations	$754	$869	$1,611	$1,670
Cash flow from discontinued operations	-	65	17	118
Cash flow	754	934	1,628	1,788
Net cash inflows (outflows) from:
Investing activities before changes in non-cash working capital	(757)	(1,083)	(880)	(1,975)
Financing activities before changes in non-cash working capital	(392)	76	(898)	305
(Increase) decrease in non-cash working capital	(37)	267	2	(5)
Increase (decrease) in cash and cash equivalents	$(432)	$194	$(148)	$113
Cash and cash equivalents	$641	$283	$641	$283

Petro-Canada’s financing strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operations ratio, a key short-term leverage measure, was 0.7 times at June 30, 2006. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 22.8% at June 30, 2006, slightly below the Company's target range of 25% to 35%.

Financial Ratios	June 30, 2006	December 31, 2005	June 30, 2005
Debt-to-cash flow (1) (times)	0.7	0.8	0.9
Debt-to-debt plus equity (%)	22.8	23.5	26.1

(1)	From continuing operations.

Operating Activities

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, the operating working capital deficiency was $793 million at the end of the second quarter of 2006, compared with an operating working capital deficiency of $656 million as at December 31, 2005. The working capital deficiency was higher primarily due to a decrease in accounts receivable and inventories.

Investing Activities

Capital and Exploration Expenditures	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Upstream
North American Natural Gas	$121	$131	$334	$380
East Coast Oil	81	68	134	127
Oil Sands	76	396	195	546
International (1)	175	243	296	396
	453	838	959	1,449
Downstream
Refining and Supply	238	192	475	419
Sales and Marketing	24	26	32	51
Lubricants	32	6	38	8
	294	224	545	478
Shared Services	5	4	6	4
Total property, plant and equipment
and exploration	752	1,066	1,510	1,931
Deferred charges and other assets	23	27	32	41
Total continuing operations	775	1,093	1,542	1,972
Discontinued operations	-	10	1	24
Total	$775	$1,103	$1,543	$1,996

(1)	International excludes capital expenditures related to the Syrian producing assets, which were sold by the Company in January 2006.

PETRO-CANADA

Outlook - Capital Expenditures

Capital expenditures from continuing operations in 2006 are expected to be $3,525 million, up $140 million from the December 15, 2005 and January 26, 2006 outlook of $3,385 million.

Downstream capital investment in 2006 is expected to increase by $130 million compared with previous guidance. This increase is due to higher equipment and material costs for the Edmonton refinery conversion project, carrying over man-hours on the ultra-low sulphur diesel projects from 2005 into 2006 and slightly higher engineering and construction costs for the 25% expansion of the lubricants plant. Capital investment in Oil Sands is expected to increase by $80 million compared with the 2006 outlook. This reflects additional investment on the Fort Hills project for two new leases and upgrader site costs, as well as slightly higher costs for the Syncrude Stage III expansion. The increases were partially offset by deferred investments in the International, North American Natural Gas and East Coast Oil business units.

Capital Investment by Business Unit	2006 Outlook	2006 Outlook
(millions of Canadian dollars)	As at July 27, 2006	As at Dec. 15, 2005
Upstream
North American Natural Gas	$830	$850
East Coast Oil	285	305
Oil Sands	435	355
International (1)	785	815
	2,335	2,325
Downstream
Refining and Supply	955	840
Sales and Marketing	150	150
Lubricants	55	40
	1,160	1,030
Shared Services	30	30
Total continuing operations	$3,525	$3,385

(1)	International excludes capital expenditures related to the mature Syrian producing assets, which were sold by the Company in January 2006.

Financing Activities

At the end of the second quarter of 2006, the Company’s syndicated committed credit facilities totalled $2,000 million. The Company also had bilateral demand credit facilities of $440 million. A total of $1,493 million of the credit facilities was used for letters of credit and overdraft coverage at June 30, 2006. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the second quarter of 2006.

As at June 30, 2006, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investor Services, BBB by Standard & Poor’s Corp. and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2005.

Normal Course Issuer Bid (NCIB)

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Petro-Canada renewed its NCIB program for the repurchase of its common shares from June 22, 2006 to June 21, 2007, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions.

The level of activity in the NCIB program during the first two quarters of 2006 reflected the use of proceeds from the sale of the mature Syrian assets to buy back shares.

PETRO-CANADA

Period	Shares Repurchased		Average Price		Total Cost
	2006	2005	2006	2005	2006	2005
First quarter	8,786,800	1,889,800	$54.14	$35.30	$476 million	$67 million
Second quarter	7,100,000	2,043,600	$49.32	$37.01	$350 million	$75 million

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2005 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2005 annual Consolidated Financial Statements. During the second quarter of 2006, total contractual obligations did not change significantly from December 31, 2005.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2005 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts related to the future sale of crude oil based on Brent crude oil prices. As a result of the increase in oil prices, which was partially offset by the strengthening Canadian dollar from the first quarter of 2006, the mark-to-market unrealized loss associated with these Buzzard contracts was $137 million after-tax in the second quarter of 2006, compared with an unrealized loss of $171 million after-tax in the second quarter of 2005.

As at June 30, 2006, there was no material change in the Company’s risks or risk management activities since December 31, 2005. Petro-Canada’s risk management activities are conducted in accordance with the policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2005 AIF and the risk management section of the 2005 annual MD&A.

SHAREHOLDER INFORMATION

As at June 30, 2006, Petro-Canada’s common shares outstanding totalled 500.8 million and averaged 505.3 million during the second quarter of 2006. This compares with average shares outstanding of 519.4 million for the quarter ended June 30, 2005.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, July 27, 2006 at 9:00 a.m. Eastern Time. To participate, please call 1-866-898-9626 or 416-340-2216 at 8:55 a.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (pass code number 3190220). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/eng/investor/9259.htm on July 27, 2006 at 9:00 a.m. Eastern Time. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

PETRO-CANADA

SELECT OPERATING DATA
June 30, 2006

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Before Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	64.1	77.8	71.7	77.8
Oil Sands	45.6	48.9	45.7	43.7
North American Natural Gas (1)	14.2	14.5	14.4	15.3
Northwest Europe	31.3	26.3	33.0	30.3
North Africa/Near East (2)	49.8	49.7	50.2	48.9
	205.0	217.2	215.0	216.0

Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	605	654	620	678
Northwest Europe	65	61	72	69
Northern Latin America	56	74	61	75
	726	789	753	822

Total production from continuing operations (Mboe/d), net before royalties (3)	326	349	340	353
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	67.1	10.2	68.0
Natural gas production, net, excluding injectants (MMcf/d)	-	26	4	27
Total production from discontinued operations (Mboe/d), net before royalties (3)	-	71	11	73
Total production (Mboe/d), net before royalties (3)	326	420	351	426
After Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	59.8	73.6	65.5	74.0
Oil Sands	42.3	48.4	42.7	43.3
North American Natural Gas (1)	10.7	10.9	10.9	11.5
Northwest Europe	31.3	26.3	33.0	30.3
North Africa/Near East (2)	45.2	41.7	45.4	41.0
	189.3	200.9	197.5	200.1

Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	491	503	487	519
Northwest Europe	65	61	72	69
Northern Latin America	32	27	42	33
	588	591	601	621

Total production from continuing operations (Mboe/d), net after royalties (3)	287	299	298	304
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	20.0	2.7	21.2
Natural gas production, net, excluding injectants (MMcf/d)	-	4	1	5
Total production from discontinued operations (Mboe/d), net after royalties (3)	-	21	3	22
Total production (Mboe/d), net after royalties (3)	287	320	301	326

Petroleum product sales (m3/d)
Gasolines	25.3	25.2	23.8	24.2
Distillates	18.4	17.8	19.7	19.5
Other, including petrochemicals	7.8	8.6	7.2	8.7
	51.5	51.6	50.7	52.4

Crude oil processed by Petro-Canada (thousands of m3/d)	32.3	35.9	35.9	41.8
Average refinery utilization (%) (4)	80	87	89	94
Downstream operating earnings from continuing operations after-tax (cents/litre) (5)	2.9	1.7	2.3	2.0

(1) North American Natural Gas includes Western Canada and U.S. Rockies.
(2) North Africa/Near East excludes production relating to the pending sale of the Syria producing assets, which is reported as discontinued operations.
(3) Natural gas converted at six Mcf of natural gas to one bbl of oil.
(4) Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(5) Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

AVERAGE PRICE REALIZED
June 30, 2006

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Crude oil and NGL ($/bbl)
East Coast Oil	75.85	61.41	72.36	58.26
Oil Sands	64.09	44.35	53.43	41.18
North American Natural Gas (1)	69.99	56.83	66.01	54.87
Northwest Europe	76.29	66.38	73.67	61.08
North Africa/Near East	77.27	70.02	74.28	63.19
Total crude oil and NGL from continuing operations	73.18	59.95	68.52	56.02
Discontinued operations	-	60.05	71.84	57.23
Total crude oil and NGL	73.18	59.97	68.67	56.31
Natural gas ($/Mcf)
North American Natural Gas (1)	6.17	7.29	7.45	6.95
Northwest Europe	8.17	6.71	9.29	7.13
Northern Latin America	5.01	5.05	5.85	5.07
Total natural gas from continuing operations	6.30	7.16	7.54	6.89
Discontinued operations	-	7.01	7.94	5.87
Total natural gas	6.30	7.16	7.54	6.85

(1)	North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
June 30, 2006

	Three months ended June 30,		Six months ended June 30,
(% of sales revenues)	2006	2005	2006	2005
North American Natural Gas	20%	23%	22%	24%
East Coast Oil	7%	5%	9%	5%
Oil Sands	7%	1%	6%	1%
International
Northwest Europe	-	-	-	-
North Africa/Near East	9%	16%	10%	12%
Northern Latin America	43%	64%	32%	56%
Total continuing operations	12%	14%	13%	13%
Discontinued operations	-	71%	74%	70%
Total	12%	24%	15%	23%

PETRO-CANADA

SHARE INFORMATION
June 30, 2006

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Weighted-average common shares outstanding (millions)	505.3	519.4	508.8	519.7
Weighted-average diluted common shares outstanding (millions)	511.7	526.0	515.5	526.4
Net earnings - Basic ($/share)	0.93	0.66	1.33	0.89
- Diluted ($/share)	0.92	0.66	1.32	0.88
Operating earnings from continuing operations adjusted for unusual items - Basic ($/share)	0.94	0.96	1.89	1.85
- Diluted ($/share)	0.93	0.95	1.86	1.83
Cash flow ($/share)	1.49	1.80	3.20	3.44
Dividends ($/share)	0.10	0.07	0.20	0.15
Toronto Stock Exchange:
Share price (1) - High	57.80	41.19	58.59	41.19
- Low	46.11	33.65	46.11	29.51
- Close at June 30	52.96	39.88	52.96	39.88
Shares traded (millions)	124.2	122.9	264.5	266.5
New York Stock Exchange:
Share price (2) - High	51.11	33.51	51.11	33.51
- Low	41.31	26.70	41.20	24.15
- Close at June 30	47.41	32.57	47.41	32.57
Shares traded (millions)	38.2	22.9	72.0	42.2

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA

SELECT FINANCIAL DATA
June 30, 2006
(unaudited, millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Earnings
Upstream
North American Natural Gas	$97	$117	$236	$220
East Coast Oil	254	208	483	377
Oil Sands	101	34	82	15
International	61	93	(71)	198
Downstream	136	80	209	193
Shared Services	(117)	(56)	(205)	(100)
Operating earnings from continuing operations	$532	$476	$734	$903
Foreign currency translation gain	61	8	60	4
Unrealized loss on Buzzard derivative contracts	(137)	(171)	(286)	(484)
Gain on asset sales	16	9	18	9
Discontinued operations	-	23	152	31
Net earnings	$472	$345	$678	$463

Cash flow
Cash flow from continuing operating activities	$799	$974	$1,685	$1,488
Increase (decrease) in non-cash working capital related to continuing operating activities and other	(45)	(105)	(74)	182
Cash flow from continuing operations	$754	$869	$1,611	$1,670

Average capital employed (1)
Upstream			$8,024	$8,495
Downstream			3,784	2,993
Shared Services			191	95
Total Company			$11,999	$11,583

Return on capital employed (1) (%)
Upstream			22.5	12.2
Downstream			11.3	11.2
Total Company			17.7	12.1

Operating return on capital employed (1) (%)
Upstream			25.0	19.7
Downstream			10.9	10.8
Total Company			18.1	16.6

Return on equity (1) (%)			22.1	15.3

Debt			$2,775	$3,089
Cash and cash equivalents (1)			$641	$283
Debt-to-cash flow (2) (times)			0.7	0.9
Debt-to-debt plus equity (%)			22.8	26.1

(1) Includes discontinued operations.
(2) From continuing operations.

PETRO-CANADA

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the period ended June 30, 2006
(millions of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
		(Note 3)	(Note 3)	(Note 3)
Revenue
Operating	$4,836	$4,174	$9,251	$7,941
Investment and other income (Note 5)	(106)	(229)	(333)	(721)
	4,730	3,945	8,918	7,220
Expenses
Crude oil and product purchases	2,578	2,096	4,678	3,948
Operating, marketing and general	782	737	1,603	1,406
Exploration	78	58	175	140
Depreciation, depletion and amortization	312	306	647	608
Unrealized gain on translation of foreign currency denominated long-term debt	(73)	(10)	(71)	(5)
Interest	42	39	87	73
	3,719	3,226	7,119	6,170

Earnings from continuing operations before income taxes	1,011	719	1,799	1,050

Provision for income taxes
Current (Note 6)	626	433	1,158	838
Future (Note 6)	(87)	(36)	115	(220)
	539	397	1,273	618

Net earnings from continuing operations	472	322	526	432

Net earnings from discontinued operations (Note 3)	-	23	152	31

Net earnings	$472	$345	$678	$463

Earnings per share from continuing operations (Notes 4 and 7)
Basic	$0.93	$0.62	$1.03	$0.83
Diluted	$0.92	$0.61	$1.02	$0.82

Earnings per share (Notes 4 and 7)
Basic	$0.93	$0.66	$1.33	$0.89
Diluted	$0.92	$0.66	$1.32	$0.88

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the period ended June 30, 2006
(millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Retained earnings at beginning of period	$7,174	$5,487	$7,018	$5,408
Net earnings	472	345	678	463
Dividends on common shares	(51)	(39)	(101)	(78)
Retained earnings at end of period	$7,595	$5,793	$7,595	$5,793

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the period ended June 30, 2006
(millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
		(Note 3)	(Note 3)	(Note 3)
Operating activities
Net earnings	$472	$345	$678	$463
Less: Net earnings from discontinued operations	-	23	152	31
Net earnings from continuing operations	472	322	526	432
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	312	306	647	608
Future income taxes	(87)	(36)	115	(220)
Accretion of asset retirement obligations	14	13	27	29
Unrealized gain on translation of foreign currency denominated long-term debt	(73)	(10)	(71)	(5)
Gain on disposal of assets	(18)	(14)	(20)	(14)
Unrealized loss associated with the Buzzard derivative contracts (Note 13)	108	272	327	764
Other	7	(7)	13	3
Exploration expenses	19	23	47	73
Proceeds from sale of accounts receivable (Note 8)	-	-	-	80
(Increase) decrease in non-cash working capital related to continuing operating activities	45	105	74	(262)
Cash flow from continuing operating activities	799	974	1,685	1,488
Cash flow from discontinued operating activities (Note 3)	-	37	15	86
Cash flow from operating activities	799	1,011	1,700	1,574

Investing activities
Expenditures on property, plant and equipment and exploration	(752)	(1,076)	(1,511)	(1,955)
Proceeds from sale of assets (Note 3)	18	20	663	21
Increase in deferred charges and other assets	(23)	(27)	(32)	(41)
(Increase) decrease in non-cash working capital related to investing activities	(82)	191	(70)	210
	(839)	(892)	(950)	(1,765)

Financing activities
Decrease in short-term notes payable	-	(588)	-	(279)
Proceeds from issue of long-term debt (Note 9)	-	762	-	762
Repayment of long-term debt	(2)	(2)	(4)	(3)
Proceeds from issue of common shares (Note 10)	11	18	33	45
Purchase of common shares (Note 10)	(350)	(75)	(826)	(142)
Dividends on common shares	(51)	(39)	(101)	(78)
Increase in non-cash working capital related to financing activities	-	(1)	-	(1)
	(392)	75	(898)	304

Increase (decrease) in cash and cash equivalents	(432)	194	(148)	113
Cash and cash equivalents at beginning of period	1,073	89	789	170
Cash and cash equivalents at end of period	$641	$283	$641	$283

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED BALANCE SHEET (unaudited)
As at June 30, 2006
(millions of Canadian dollars)

	June 30, 2006	December 31, 2005
		(Note 3)
Assets
Current assets
Cash and cash equivalents	$641	$721
Accounts receivable (Note 8)	1,558	1,617
Inventories	555	596
Assets of discontinued operations (Note 3)	-	237
	2,754	3,171

Property, plant and equipment, net	16,840	15,921
Goodwill	749	737
Deferred charges and other assets	432	415
Assets of discontinued operations (Note 3)	-	411
	$20,775	$20,655

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$2,707	$2,854
Income taxes payable	199	82
Liabilities of discontinued operations (Note 3)	-	102
Current portion of long-term debt (Note 9)	7	7
	2,913	3,045

Long-term debt (Note 9)	2,768	2,906
Other liabilities	2,179	1,888
Asset retirement obligations	998	923
Future income taxes	2,547	2,405

Shareholders' equity
Common shares (Note 10)	1,356	1,362
Contributed surplus (Note 10)	640	1,422
Retained earnings	7,595	7,018
Foreign currency translation adjustment	(221)	(314)
	9,370	9,488
	$20,775	$20,655

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 3)
Three months ended June 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
								(Note 3)						(Note 3)
Revenue
Sales to customers	$357	$452	$531	$359	$132	$168	$611	$550	$3,205	$2,645	$-	$-	$4,836	$4,174
Investment and other income (1)	2	1	3	-	-	1	(111)	(254)	5	35	(5)	(12)	(106)	(229)
Inter-segment sales	83	76	35	58	208	171	-	-	3	3	-	-
Segmented revenue	442	529	569	417	340	340	500	296	3,213	2,683	(5)	(12)	4,730	3,945
Expenses
Crude oil and product purchases	66	106	127	-	90	133	-	-	2,299	1,861	(4)	(4)	2,578	2,096
Inter-segment transactions	-	-	3	3	6	17	-	-	320	288	-	-
Operating, marketing and general	118	109	61	36	128	104	70	104	388	345	17	39	782	737
Exploration	24	22	2	-	6	3	46	33	-	-	-	-	78	58
Depreciation, depletion and amortization	98	90	54	73	24	30	76	60	57	52	3	1	312	306
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(73)	(10)	(73)	(10)
Interest	-	-	-	-	-	-	-	-	-	-	42	39	42	39
	306	327	247	112	254	287	192	197	3,064	2,546	(15)	65	3,719	3,226
Earnings (loss) from continuing operations before income taxes	136	202	322	305	86	53	308	99	149	137	10	(77)	1,011	719
Provision for income taxes
Current (Note 6)	82	69	109	87	5	7	308	229	56	71	66	(30)	626	433
Future (Note 6)	(43)	16	(41)	10	(20)	12	63	(52)	(46)	(23)	-	1	(87)	(36)
	39	85	68	97	(15)	19	371	177	10	48	66	(29)	539	397
Net earnings (loss) from continuing operations	$97	$117	$254	$208	$101	$34	$(63)	$(78)	$139	$89	$(56)	$(48)	$472	$322
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$121	$131	$81	$68	$76	$396	$175	$243	$294	$224	$5	$4	$752	$1,066
Cash flow from continuing operating activities	$167	$255	$259	$215	$54	$73	$186	$206	$277	$262	$(144)	$(37)	$799	$974
Total assets from continuing operations	$3,701	$3,538	$2,452	$2,393	$2,770	$2,557	$5,290	$5,057	$6,036	$4,983	$526	$233	$20,775	$18,761

(1) Investment and other income for the International segment includes $108 million for the three months ended June 30, 2006 ($272 million for the three months ended June 30, 2005) of unrealized losses relating to the Buzzard derivative contracts (Note 13).
(2) Consolidated expenditures include capitalized interest in the amount of $7 million for the three months ended June 30, 2006 ($9 million for the three months ended June 30, 2005).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 3)
Six months ended June 30,
	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
							(Note 3)	(Note 3)					(Note 3)	(Note 3)
Revenue
Sales to customers	$808	$883	$919	$596	$248	$297	$1,315	$1,029	$5,961	$5,136	$-	$-	$9,251	$7,941
Investment and other income (1)	1	1	(1)	-	-	-	(334)	(735)	2	28	(1)	(15)	(333)	(721)
Inter-segment sales	178	149	157	176	363	281	-	-	7	7	-	-
Segmented revenue	987	1,033	1,075	772	611	578	981	294	5,970	5,171	(1)	(15)	8,918	7,220
Expenses
Crude oil and product purchases	136	201	172	-	201	242	-	-	4,171	3,505	(2)	-	4,678	3,948
Inter-segment transactions	2	4	5	3	17	32	-	-	681	574	-	-
Operating, marketing and general	223	201	108	80	263	199	160	188	742	672	107	66	1,603	1,406
Exploration	72	64	1	-	12	31	90	45	-	-	-	-	175	140
Depreciation, depletion and amortization	198	184	119	136	61	50	156	132	110	105	3	1	647	608
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(71)	(5)	(71)	(5)
Interest	-	-	-	-	-	-	-	-	-	-	87	73	87	73
	631	654	405	219	554	554	406	365	5,704	4,856	124	135	7,119	6,170
Earnings (loss) from continuing operations before income taxes	356	379	670	553	57	24	575	(71)	266	315	(125)	(150)	1,799	1,050
Provision for income taxes
Current (Note 6)	166	148	233	172	(10)	(22)	668	422	92	171	9	(53)	1,158	838
Future (Note 6)	(46)	11	(46)	4	(15)	31	251	(207)	(40)	(58)	11	(1)	115	(220)
	120	159	187	176	(25)	9	919	215	52	113	20	(54)	1,273	618
Net earnings (loss) from continuing operations	$236	$220	$483	$377	$82	$15	$(344)	$(286)	$214	$202	$(145)	$(96)	$526	$432
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$334	$380	$134	$127	$195	$546	$296	$396	$545	$478	$6	$4	$1,510	$1,931
Cash flow from continuing operating activities	$408	$490	$605	$442	$107	$110	$489	$337	$292	$273	$(216)	$(164)	$1,685	$1,488
Total assets from continuing operations	$3,701	$3,538	$2,452	$2,393	$2,770	$2,557	$5,290	$5,057	$6,036	$4,983	$526	$233	$20,775	$18,761

(1) Investment and other income for the International segment includes $327 million for the six months ended June 30, 2006 ($764 million for the six months ended June 30, 2005) of unrealized losses relating to the Buzzard derivative contracts (Note 13).
(2) Consolidated expenditures include capitalized interest in the amount of $14 million for the six months ended June 30, 2006 ($17 million for the six months ended June 30, 2005).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company's 2005 Annual Report. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements.

3.	DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for EUR 484 million before adjustments. Accordingly, the producing assets in Syria were classified as held for sale at December 31, 2005 and are presented as discontinued operations in the International segment.

On January 31, 2006, the Company completed the sale of these assets for net proceeds of $640 million, resulting in a gain on disposal of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006		2005
Revenue	$-	$115	$168	(1)	$222
Expenses
Operating, marketing and general	-	21	6		48
Depreciation, depletion and amortization	-	43	-		89
	-	64	6		137
Earnings from discontinued operations before income taxes	-	51	162		85
Provision for income taxes	-	28	10		54
Net earnings from discontinued operations	$-	$23	$152		$31

The assets and liabilities of the discontinued operations were comprised of the following:

December 31, 2005
Assets
Current assets (2)	$237
Property, plant and equipment, net	300
Goodwill	111
Total assets	$648

Liabilities
Current liabilities	$102
Net assets of discontinued operations	$546

(1) Revenue includes the gain on disposal of $134 million.
(2) Current assets include cash and cash equivalents of $68 million as at December 31, 2005.

4.	STOCK DIVIDEND

In July 2005, the Company effected a two-for-one stock split in the form of a stock dividend. Common shareholders of record at the close of business on September 3, 2005 received one additional common share for each common share held. Information related to common shares, stock options and performance share units has been restated to reflect this transaction.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

5.	INVESTMENT AND OTHER INCOME

Investment and other income includes net losses on derivative contracts (Note 13) of $110 million and $334 million for the three and six months ended June 30, 2006 ($254 million and $759 million for the three and six months ended June 30, 2005).

6. INCOME TAXES

The provision for future income taxes for the six months ended June 30, 2006 includes a $242 million charge due to the substantively enacted increase in the U.K. supplemental corporate income tax rate.

The provision for future income taxes for the three and six months ended June 30, 2006 was reduced by $127 million due to the substantively enacted reduction in Canadian federal and provincial income tax rates. The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $6 million, East Coast Oil - $37 million, Oil Sands - $44 million, Downstream - $41 million and Shared Services - $(1) million.

The provision for current taxes for the three and six months ended June 30, 2006 was increased by $70 million due to the Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

7.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended June 30,		Six months ended June 30,
(millions)	2006	2005	2006	2005
Weighted-average number of common shares outstanding - basic	505.3	519.4	508.8	519.7
Effect of dilutive stock options	6.4	6.6	6.7	6.7
Weighted-average number of common shares outstanding - diluted	511.7	526.0	515.5	526.4

8.	SECURITIZATION PROGRAM

During 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest in eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the six months ended June 30, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at June 30, 2006, $480 million of outstanding accounts receivable had been sold under the program.

9. LONG-TERM DEBT

	Maturity	June 30, 2006	December 31, 2005
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$669	$700
5.35% unsecured senior notes ($300 million US)	2033	334	350
7.00% unsecured debentures ($250 million US)	2028	279	292
7.875% unsecured debentures ($275 million US)	2026	307	321
9.25% unsecured debentures ($300 million US)	2021	334	350
5.00% unsecured senior notes ($400 million US)	2014	446	466
4.00% unsecured senior notes ($300 million US)	2013	334	350
Capital leases	2007-2017	72	77
Retail licensee trust loans	2012-2014	-	7
		2,775	2,913
Current portion		(7)	(7)
		$2,768	$2,906

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

10.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2005	515,138,904	$1,362	$1,422
Issued under employee stock option and share purchase plans	1,596,166	33	-
Repurchased under normal course issuer bid	(15,886,800)	(42)	(784)
Stock-based compensation	-	3	2
Balance at June 30, 2006	500,848,270	$1,356	$640

In June 2006, the Company renewed its normal course issuer bid (NCIB) program to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2006 to June 21, 2007, subject to certain conditions. During the three and six months ended June 30, 2006, the Company purchased 7,100,000 common shares at a cost of $350 million and 15,886,800 common shares at a cost of $826 million, respectively (2,043,600 common shares at a cost of $75 million and 3,933,400 common shares at a cost of $142 million during the three and six months ended June 30, 2005). The excess of the purchase price over the carrying amount of the shares purchased is recorded as a reduction of contributed surplus.

11.	STOCK-BASED COMPENSATION

Changes in the number of outstanding stock options and performance share units (PSUs) were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price	Number
Balance at December 31, 2005	18,361,617	$24	1,158,967
Granted	4,754,600	52	378,239
Exercised	(1,596,166)	20	-
Cancelled	(256,053)	36	(30,959)
Balance at June 30, 2006	21,263,998	$31	1,506,247

The total stock-based compensation (recovery) expense recorded was $(3) million and $62 million during the three and six months ended June 30, 2006, respectively ($19 million and $37 million for the three and six months ended June 30, 2005).

Compensation expense has not been recorded for stock options issued prior to 2003. The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended June 30,
	2006	2005	2006		2005
			Earnings per share
	Net earnings		Basic	Diluted	Basic	Diluted
Net earnings as reported	$472	$345	$0.93	$0.92	$0.66	$0.66
Pro forma adjustment	-	2	-	-	-	0.01
Pro forma net earnings	$472	$343	$0.93	$0.92	$0.66	$0.65

	Six months ended June 30,
	2006	2005	2006		2005
			Earnings per share
	Net earnings		Basic	Diluted	Basic	Diluted
Net earnings as reported	$678	$463	$1.33	$1.32	$0.89	$0.88
Pro forma adjustment	1	4	-	0.01	0.01	0.01
Pro forma net earnings	$677	$459	$1.33	$1.31	$0.88	$0.87

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

12.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$8	$20	$16
Interest cost	21	21	42	42
Expected return on plan assets	(25)	(21)	(50)	(43)
Amortization of transitional asset	(2)	(1)	(4)	(2)
Amortization of net actuarial losses	13	8	26	17
	17	15	34	30

Defined contribution plans	4	3	8	7
	$21	$18	$42	$37

Other post-retirement plans:
Employer current service cost	$1	$1	$2	$2
Interest cost	3	3	6	6
Amortization of transitional obligation	1	-	2	1
	$5	$4	$10	$9

The Company expects to contribute approximately $100 million to its pension plans in 2006. As at June 30, 2006, $49 million in contributions have been made.

13.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in an unrealized loss of $108 million and $327 million for the three and six months ended June 30, 2006, respectively ($272 million and $764 million for the three and six months ended June 30, 2005).

Unrealized gains and losses on all derivative contracts decreased investment and other income by $108 million and $327 million for the three and six months ended June 30, 2006, respectively ($263 million and $757 million for the three and six months ended June 30, 2005). As at June 30, 2006, accounts receivable and other liabilities have been increased by $4 million and $1,549 million, respectively, as a result of unrealized mark-to-market amounts on derivative contracts.